FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006 Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the National Securities Commission regarding resignation Chief Financial Officer

June 4, 2007

COMISIÓN NACIONAL DE VALORES

(NATIONAL SECURITIES COMMISSION)

Buenos Aires

Dear Sirs:

Ref: Resignation Chief Financial Officer (Section 8, Chapter III, Volume 1 of CNV Regulations)

This letter is to inform you that Mr. Marcelo Canestri has resigned to the position of Banco Frances Chief Financial Officer. Mr. Canestri will continue being a Regular Member of the Board of Directors of BBVA Banco Francés S.A.

Mr. Martín Ezequiel Zarich has been appointed as the new Chief Financial Officer.

Yours sincerely,

BBVA BANCO FRANCÉS S.A.

NC

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 4, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer